SO
3-22-04

VF 3-10-04

04003569

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UBS Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel T. McIsaac **(203) 719-8308**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

UBS Securities LLC
Statement of Financial Condition

Year ended December 31, 2003
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company"), formerly UBS Warburg LLC, as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 27, 2004

UBS Securities LLC
Statement of Financial Condition
December 31, 2003

(In Thousands)

Assets			
Cash		$	52,616
Receivables from customers			2,567,612
Receivables from brokers, dealers and clearing organizations			5,876,361
Securities borrowed			151,171,566
Securities purchased under agreements to resell			114,409,369
Securities owned, at fair value	$111,103,878		
Securities owned, pledged as collateral, at fair value	32,882,960		
Total securities owned			143,986,838
Securities received as collateral			135,858
Exchange memberships, at cost (fair value $26,661)			17,854
Goodwill (net of accumulated amortization of $39,601)			718,648
Dividends and interest receivable			1,136,736
Other assets			705,259
		$	420,778,717
Liabilities and Members' Equity			
Short-term borrowings		$	22,095,051
Payables to customers			11,785,402
Payables to brokers, dealers and clearing organizations			9,263,520
Securities loaned			36,064,858
Securities sold under agreements to repurchase			273,045,697
Securities sold, not yet purchased, at fair value			54,457,454
Obligation to return securities received as collateral			135,858
Dividends and interest payable			886,572
Other liabilities and accrued expenses			2,539,345
			410,273,757
Subordinated borrowings			5,600,000
Members' equity			4,904,960
		$	420,778,717

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company"), formerly UBS Warburg LLC, is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income and equity research.

UBS Americas Inc, a wholly owned subsidiary of the Parent, owns all of the Company's Preferred Members' Shares outstanding, and together with the Parent, owns all of the Company's Class A and B Members' Shares. See Note 8 for additional information.

In December 2003, the Company acquired the prime brokerage trading operations and related net assets (principally customer accounts) from ABN AMRO Incorporated, a wholly owned subsidiary of ABN AMRO Bank N.V. As a result of this acquisition, the Company acquired net securities lending related assets of $6,385,291 and assumed customer liabilities of $7,446,474. In addition, goodwill and intangible assets associated with the acquisition, totaling $175,964 and $80,000, respectively, are included in goodwill in the statement of financial condition.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and pricing models which take into account time value, volatility and other factors underlying the securities.

The Company securitizes various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interest ("retained interests"). Retained interests are primarily recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions, and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's statement of financial condition as a component of other assets.

Goodwill and intangible assets, with indefinite lives, are not amortized. Instead, these assets are subject to annual impairment tests. Intangible assets with useful lives are amortized over ten years.

The Company is a limited liability company that is treated as a partnership for U.S. tax purposes. As such, it is not subject to Federal or State income taxes as all taxable income and losses and deductions flow through to the Class A and B Members. The Company is subject to New York City Unincorporated Business Tax .

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when incurred or announced, rather than at the time of commitment. The provisions of the standard call for prospective application to exit and disposal activities initiated after December 31, 2002. The adoption of the standard did not have a material effect on the Company's statement of financial condition.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIE's"). In December 2003, the FASB issued a revision to this Interpretation, FIN 46-R. The Interpretations define "variable interests" and specify the circumstances under which consolidation of special purpose entities will be dependent upon such interests. The provisions of FIN 46 were effective after January 31, 2003 for all newly acquired or created interests in VIE's and as of December 31, 2003 for all interests in VIE's existing and owned prior to January 31, 2003. FIN 46-R is effective for all interests in VIE's as of the end of the first reporting period ending after March 15, 2004, however early adoption is permitted. The Company adopted FIN 46-R as of December 31, 2003. The adoption of FIN 46 and FIN 46-R did not have a material effect on the statement of financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. This Statement amends SFAS 133 for decisions made as part of the Derivatives Implementation Group ("DIG") and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 did not have a material impact on the Company's statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability when that financial instrument embodies an obligation of the issuer. This Statement was effective immediately for financial instruments entered into or modified after May 31, 2003, and to all other existing instruments at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have a material impact on the Company's statement of financial condition.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2003 is $4,005 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of $1,700,000 has been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission (the "SEC") Rule 15c3-3.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2003, securities owned and securities sold, not yet purchased by the Company are as follows:

	Owned	Sold
U.S. Government and agency obligations	$ 53,754,106	$ 46,428,317
Mortgage-backed obligations	35,499,449	-
Corporate debt, including convertible securities	46,623,433	5,192,744
Equities and warrants	7,935,313	2,675,942
Options	51,226	152,164
State & municipal obligations	37,457	8,287
Other	85,854	-
	$ 143,986,838	$ 54,457,454

In accordance with the Commodity Exchange Act, the Company is required to segregate and hold in separate accounts all monies, securities and property received as margin and to guarantee or secure the trades or contracts of customers in regulated commodities. Additionally, the Company uses cash and securities to meet unregulated commodity margin requirements and clearing organization deposits. The amount of securities segregated for regulatory purposes or deposited with clearing organizations, which is included in securities owned, amounted to $1,052,966 at December 31, 2003.

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged as collateral, represents proprietary positions, which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $36,351,370 at December 31, 2003.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's

5. Financial Instruments (continued)

obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed, and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $417,348,887 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" (TBA), and when-issued securities for which the unrealized gains of $342,483 and unrealized losses of $503,992 are recorded in other assets and other liabilities and accrued expenses, respectively, in the statement of financial condition at December 31, 2003. A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 90 days.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

5. Financial Instruments (continued)

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments.

The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The principal counterparty to foreign currency forward contracts is an affiliate.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new participants, and new employees were automatically enrolled into the new defined contribution plan and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

The Company participates with affiliates in postretirement medical, dental, and life insurance coverage. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and contain other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the affiliates' policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the affiliates' policy is to pay premiums as required by the carrier.

The Company also participates in a defined contribution 401(k) plan.

(In Thousands, except share data)

7. Employee Incentive Plans

Selected personnel are required to defer a portion of their performance-related compensation. 50% of this deferred amount is mandatorily awarded in shares of the Parent (for the 2001 and 2002 performance years, the mandatory component consisted of Parent shares and options). Participants may choose to receive all or a portion of the remaining 50% in alternative investment vehicles. These alternative investment vehicles are generally money market funds, mutual funds or other Parent sponsored funds. Alternatively, participants may choose to receive all or a portion of the remaining 50% in additional shares of the Parent. If participants choose shares, one stock option will be granted as a match for each elected share. The alternative investment vehicles receive no match. For performance years before 2001, the matching contribution was awarded in the form of additional Parent shares (and was only applicable to shares; mandatory options were not introduced until the 2001 performance year) and vesting occurred at the end of the restriction period, generally three years. Effective in 2001, the match for both the share and option portions is in the form of stock options of the Parent, and vesting occurs ratably over the restriction period.

The Company sponsors other deferred compensation plans for selected employees. Generally, contributions are made on a tax deferred basis. Participants are allowed to invest in alternative investment vehicles. No additional Company match is granted and the plan is generally not forfeitable.

Under long term incentive plans, certain key employees are granted options to purchase parent shares at a price not less than the fair value of the shares on the date the option is granted. Long term stock options vest ratably over three years (subject to location-specific blocking rules). Expiration of the options is generally ten years.

Commencing in 2002, the Company offered a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase actual Parent shares at fair market value on the purchase date and receive two options on Parent shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Shares purchased under this plan are restricted for two years from the time of purchase, and the options granted have a two-year vesting requirement and expire ten years after the date of grant. The predecessor plan, discontinued in 2001, offered employees the choice to invest part of their annual bonus in Parent shares, warrants or other derivatives on Parent shares. A holding period, generally three years, applied during which the instruments could not be sold or exercised. In addition, participants in the plan received a matching contribution of additional Parent shares or derivatives. Only the Parent matching contribution was forfeitable. The last vesting under this predecessor plan will take place in 2004.

The Company accounts for the Parent's stock based compensation plans in accordance with APB Opinion No. 25.

(In Thousands, except share data)

8. Members' Equity

At December 31, 2003, Members' Equity reported on the statement of financial condition include 470 of Class A Members' Shares, 541 of Class B Members' Shares and 948 of Preferred Members' Shares, all of which were held by the Parent or UBS Americas Inc. The Preferred Members' Shares are non-voting, may be issued only to the holders of the Company's Class A and B Members' Shares and have preference over such shares in the payment of dividends. Dividends on the Preferred Members' Shares are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Members' Shares outstanding at par value plus an amount equal to accrued and unpaid dividends through redemption date.

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in February of 2004. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2004	$ 28,524	$ 12,106
2005	28,303	12,730
2006	22,470	11,475
2007	18,816	11,634
2008	16,218	11,800
Thereafter	70,473	24,119

In the normal course of business, the Company enters into underwriting commitments.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

(In Thousands, except share data)

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The receivable and payable balances were $68,772 and $57,031, respectively, for the year ended December 31, 2003, and are included in other assets and other liabilities and accrued expenses in the statement of financial condition.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2003, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash (including segregated and secured funds)	$ 1,163	$ -
Amounts with customers	-	1,262,097
Amounts with brokers, dealers and clearing organizations	1,247,630	246,009
Securities borrowed/loaned	4,705,723	20,391,532
Resale/repurchase agreements	22,925,479	82,028,624
Short-term borrowings	-	22,095,051
Accrued interest	34,260	80,836

Short-term borrowings are due on demand.

11. Subordinated Borrowings

The Company has subordinated debt with UBS Americas Inc, consisting of term loans of $375,000 maturing on the first day of January 2007, $525,000 maturing on December 31, 2010, $750,000 maturing on December 31, 2012, and $250,000 maturing on December 31, 2013.

(In Thousands, except share data)

11. Subordinated Borrowings (continued)

In addition, the Company also has a revolving subordinated loan agreement with UBS Americas Inc., which provides a revolving credit line of $4,450,000 through December 31, 2009, with final maturity at December 31, 2010. As of December 31, 2003, the Company has drawn down $3,700,000 from this revolving subordinated loan agreement.

All subordinated borrowings have been approved by the NYSE and the CBOT and thus are available in computing regulatory net capital (See Note 13).

12. Sales of Financial Assets in Securitizations

During the year ended December 31, 2003, the Company securitized (i.e., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities and other financial assets, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various security interests. Proceeds received from residential mortgage were $84.2 billion.

At December 31, 2003, the Company retained $3.1 billion in residential mortgage securities backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). These retained interests are generally valued using observable market prices. Retained interests in other financial asset securitizations were not material at December 31, 2003.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or 4% of funds required to be segregated and secured under the Commodity Exchange Act. At December 31, 2003, the Company had net capital of $2,777,998 which was $2,549,196 in excess of the required net capital of $228,802. The Company's ratio of net capital to aggregate debit items was 29.5%.

13. Net Capital Requirements and Other Regulatory Matters (continued)

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.